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Exhibit No. 12.1

UNIONBANCAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(In millions, except ratios)	2013	2012	2011	2010	2009
EXCLUDING INTEREST ON DEPOSITS
Income (loss) before income taxes and including noncontrolling interests	$844	$829	$1,055	$776	$(233)
Fixed Charges:
Interest expense, excluding interest on deposits	159	156	155	112	132
Estimated interest component of net rental expense(a)	34	26	26	24	19

Total fixed charges	193	182	181	136	151

Income before income taxes and including noncontrolling interests, excluding fixed charges	$1,037	$1,011	$1,236	$912	$(82)

Ratio of earnings to fixed charges	5.37	5.57	6.82	6.69	(0.54)

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$193	$182	$181	$136	$151
Add: Interest on deposits	248	214	204	286	408

Total fixed charges including interest on deposits	$441	$396	$385	$422	$559

Income before income taxes and including noncontrolling interests, excluding fixed charges as above	$1,037	$1,011	$1,236	$912	$(82)
Add: Interest on deposits	248	214	204	286	408

Total earnings before income taxes and including noncontrolling interests, excluding fixed charges, and including interest on deposits	$1,285	$1,225	$1,440	$1,198	$326

Ratio of earnings to fixed charges	2.91	3.09	3.74	2.84	0.58

(a)
The proportion deemed representative of the interest factor.

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  Exhibit No. 12.1
UNIONBANCAL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES